CAMPBELL ALTERNATIVE ASSET TRUST
                         MONTHLY REPORT - September 2007
                                   -----------



                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------


Net Asset Value (23,189.513 units) at August 31, 2007            $  37,455,090
Additions of 72.514 units on September 30, 2007                        119,587
Redemptions of (80.703) units on September 30, 2007                   (133,093)
Offering Costs                                                         (28,772)
Net Income - September 2007                                            817,111
                                                                 -------------

Net Asset Value (23,181.324 units) at September 30, 2007           $38,229,923
                                                                 =============

Net Asset Value per Unit at September 30, 2007                     $  1,649.17
                                                                 =============



                           STATEMENT OF INCOME (LOSS)
                           --------------------------


Income:
  Gains (losses) on futures contracts:
    Realized                                                      $    (23,048)
    Change in unrealized                                                55,851

  Gains (losses) on forward and options on forward contracts:
    Realized                                                        (1,843,464)
    Change in unrealized                                             2,588,638
  Interest income                                                      140,032
                                                                 -------------

                                                                       918,009
                                                                 -------------

Expenses:
  Brokerage fee                                                         95,401
  Performance fee                                                            0
  Operating expenses                                                     5,497
                                                                 -------------

                                                                       100,898
                                                                 -------------

Net Income (Loss) - September 2007                               $     817,111
                                                                 =============


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                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on September 30, 2007                      $  1,649.17

Net Asset Value per Unit on August 31, 2007                         $  1,615.17

Unit Value Monthly Gain (Loss) %                                        2.11  %

Fund 2007 calendar YTD Gain (Loss) %                                   (9.16) %



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

Currency trading drives performance for the month...

Global central bank intervention, which includes the long-awaited FOMC rate cut decision announced mid-month, restored investor confidence, and normalcy returned to global financial markets. The Fund earned the majority of its gains in the foreign exchange markets as higher-yielding currencies once again gained favor.

Trading in the stock indices sector also posted positive results, as the markets breathed a collective sigh of relief that the Federal Reserve was seriously addressing the credit crisis and resulting economic impact.

Fixed Income trading finished slightly negative as yields on the long-end were little changed and investor risk appetite increased only moderately into month-end. Energy and base metals trading finished slightly negative as fundamentals were ignored by the market's desire for commodities in this weakening dollar environment which exacerbated price action to the upside.

Although Campbell portfolios maintained a lower risk posture throughout the month of September, full re-engagement will resume in early October.

The third quarter 2007 proved unusually painful, but we look forward to the potential opportunities the last quarter may provide. Please do not hesitate to contact me if you have any questions.

Sincerely,

Terri Becks
President & CEO